UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13G
                        (Rule 13d-102)

           Under the Securities Exchange Act of 1934

                      (Amendment No. 1)*


                         Servico, Inc.
  ---------------------------------------------------------
                       (Name of Issuer)


                         Common Stock
  ---------------------------------------------------------
                (Title of Class of Securities)

                           817648108
             -------------------------------------
                        (CUSIP Number)


       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.  817648108





  1    NAME OF REPORTING PERSON

            Heitman/PRA Securities Advisors, Inc.
            IRS ID# 36-3988233


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                       (a)  ----

                                       (b)    X

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois

                               5    SOLE VOTING POWER
  NUMBER OF SHARES                    2,147,400
  BENEFICIALLY OWNED
  BY EACH REPORTING            6    SHARED VOTING POWER
  PERSON WITH                          0

                               7    SOLE DISPOSITIVE POWER
                                       2,172,500

                               8    SHARED DISPOSITIVE
                                    POWER
                                       32,600


  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
            2,205,100

  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*


  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           11.35%

  12 TYPE OF REPORTING PERSON (See Instructions)
            IA



  ITEM 1 (A) NAME OF ISSUER:

       Servico, Inc.

  ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
             OFFICES:

       1601 Belvedere Road
       West Palm Beach, Florida 33406

  ITEM 2 (A) NAME OF PERSON FILING:

       Heitman/PRA Securities Advisors, Inc.

  ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

       180 North LaSalle Street, Suite 3600
       Chicago, Illinois 60601

  ITEM 2 (C) CITIZENSHIP:

       Illinois

  ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

       Common Stock

  ITEM 2 (E) CUSIP NUMBER:   817648108

  ITEM 3    IF THIS STATEMENT IS FILED PURSUANT TO RULES
            13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON
            FILING IS A:

  ITEM 3 (E) Investment Adviser registered under section
  203 of the Investment Advisers Act of 1940.

  ITEM 4    OWNERSHIP:

  ITEM 4 (A) AMOUNT BENEFICIALLY OWNED:

       2,205,100

  ITEM 4 (B) PERCENT OF CLASS:

       11.35

  ITEM 4 (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)   sole power to vote or to
                   direct the vote                2,147,400
             (ii)  shared power to vote or to
                   direct the vote                0
             (iii) sole power to dispose or
                   to direct the disposition of   2,172,500



             (iv)  shared power to dispose or to
                   direct the disposition of      32,600

  ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

       Not applicable.

  ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
            OF ANOTHER PERSON.

       Heitman/PRA Securities Advisors, Inc. serves as investment adviser to the Heitman Real Estate Fund, a registered investment company and twenty (20) separate account clients.

  Heitman Real Estate Portfolio, a Series of UAM Funds
  Trust, and nineteen (19) separate account clients have given dispositive power to Heitman/PRA Securities
  Advisors, Inc. and the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of 2,172,500 shares (11.18%) of this issuer.
  One (1) separate account has the right to vote and the right to receive or the power to direct the receipt of dividends, or proceeds from the sale of 32,600 shares
  (0.17%) of this issuer.

  ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE
            SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING
            REPORTED ON BY THE PARENT HOLDING COMPANY.

       Not applicable.

  ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
            A GROUP.

       Not applicable.

  ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

       Not applicable.

  ITEM 10   CERTIFICATION.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:  October 15, 1998

                           /s/ Dean A. Sotter
                           -----------------------
                           DEAN A. SOTTER,
                           President